SOCIAL MEDIA POSTS



Vishal Garg @vishal_better · 13h

@danielsethlewis posted this in the group chat betr rangers so I wanted to share.
We have tried multiple times to work towards a conciliatory solution with the $betr board and each time we believe it has been scuttled by @danielsethlewis clinging to his new seat as CEO. I asked
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9:02

$betr rate rangers

Daniel Lewis

Let's get back to work.

Today 9:00 PM

The team tells me you spend 80% of your time fighting me and 20% of your time on the company.

Perhaps try working, in the office, and issuing less false statements in press releases, and filing less lawsuits.

You can start right now by retracting the SDNY lawsuit and dropping the poison pill and getting me the stockholder list you have been withholding illegally from me.

I will stop posting anything negative about you or the board and just let the vote happen if you do that.

It will save the company $1mm per week. Ready to do that ?

6 4 1.4K



Vishal Garg @vishal_better · 2h

I am happy to compromise. I already laid it out. I am fighting for logic and ☮. $BETR . If I shared my emails to the board with you all you would be surprised to see what has been happening and how tone deaf some of them are to shareholders.

Better Home & Finance Holding ...
BETR $10.66 -1.66%

Howdy Doody @HowdyDoody_1966 · 12h

Replying to @vishal_better and @danielsethlewis

Tell your asshole twin from the parallel universe, that u will compromise and how you will do that. Time is of the essence before u blow up your shareholders entirely.

1 1 4 1.2K


Vishal Garg @vishal_better · 2h
Stock is absurdly cheap. Any AI lab would happily pay this just for the unique end to end training data set on that $110 billion of mortgage production in Tinman. $BETR
Better
Better Home & Finance Holding ...
BETR $10.66 -1.66%
S mysorewaala @Mysore12Th83553 · 12h
Replying to @vishal_better @HousingWire and @danielsethlewis
Stock is below 11$ .. scary .. do we have any hope that BETR sees 25$ ever ?
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You reposted
nikov Shkol @NShkol92186 · Sep 24
New SEC filing
$BETR: Garg Group Demands Better Correct 'Misleading' Statements on 46% Consent Support
BETR
Form DFAN14A
Garg Group Demands Better Correct 'Misleading' Statements on 46% Consent Support
Wiseek
Garg Group Demands Better Correct 'Misleading' Statements on 46% Consent ...
From wiseek.ai
2
315



Vishal Garg in · 1st

Founder & Board Member, Better.com

47m ·

Egan-Jones recommends the removal of Harit Talwar Arnaud Massenet Bhaskar Menon Daniel Lewis from the board of Better. BETR Shareholders, stock is down 60% from the coup effectuated b ...more

RECOMMENDATION AND KEY REASONS

We recommend that shareholders vote FOR the Garg Group's Bylaw Restoration Proposal and Removal Proposal. In reaching this conclusion, we believe the Board has not yet provided a sufficiently persuasive case that the August 2026 leadership transition will produce superior shareholder value.

- **The timing and motivation of the CEO transition raises questions.** Better's Board removed Mr. Garg during a period in which the Company was reporting improving loan volume, revenue growth, and narrowing losses. Garg transitioned from CEO and Daniel Lewis became interim CEO effective August 3, 2026. Although Better has remained unprofitable over Garg's tenure, losses each quarter have been decreasing as revenues continue to rise rapidly.
- **TSR supports the prior strategy.** Since Better's August 2023 public listing, cumulative TSR was approximately -53%, reflecting substantial long-term shareholder losses. However, Better generated approximately 14% TSR over the more recent two-year period and was the only company in the selected peer group to deliver a positive return[1]. This relative outperformance supports the view that Better's technology-led strategy, including Tinman AI, cost discipline, and mortgage-plus-HELOC product capabilities, was beginning to gain traction under Garg.
- **Post-termination performance supports a reassessment.** Better's approximately 53% TSR decline after August 3, 2026 through early September materially underperformed the selected peer group. While Better argues that continuing financial and operating challenges remain relevant and Garg's termination is not the reason for the substantial decline, the magnitude and timing of the underperformance support a shareholder review of whether the leadership transition weakened market confidence and disrupted strategic momentum.
- **The Garg Group offers superior execution on a similar strategy.** Daniel Lewis admits that Better's strategy has remained the same even after Mr. Garg's termination. However, we believe that Mr. Garg, being the architect of the strategy, offers a superior ability to execute on the strategy, as evidenced by improved fundamentals over the past two years. The strategy advocates for continuity in cost transformation, sustained investment in Tinman AI and software engineering, selective monetization of non-core assets, completion of the UK banking-business sale, and a permanent-CEO search focused on fintech and AI expertise.

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Vishal, we're trying to have a conversation about the business here...
Noted. Ask away. 9:43 PM


Vishal Garg
More lies from Daniel Lewis. Can't make this stuff up.
10:01 PM

Yesterday 9:00 PM

Vishal Garg

The team tells me you spend 80% of your time fighting me and 20% of your time on the company.

Perhaps try working, in the office, and issuing less false statements in press releases, and filing less lawsuits.

You can start right now by retracting the SDNY lawsuit and dropping the poison pill and getting me the stockholder list you have been withholding illegally from me.

I will stop posting anything negative about you or the board and just let the vote happen if you do that.



It will save the company $1mm per week. Ready to do that ?

9:00 PM


Vishal Garg
Thanks Adrien. I am going to restrain myself and the truth is going to come out eventually.
5:58 AM

Vishal Garg

businesswire
A BERKSHIRE HATHAWAY COMPANY

Garg Group Demands Better Home & Finance Correct Materially Misleading Statements About the Current Level of Support for the Removal of Five Sitting Board Members



www.businesswire.com

↰ Justin Klish



Vishal Garg @vishal_better · 18h

@danielsethlewis posted this in the group chat betr rangers so I wanted to share.

We have tried multiple times to work towards a conciliatory solution with the $betr board and each time we believe it has been scuttled by @danielsethlewis clinging to his new seat as CEO. I asked him again to find a way to lower the noise. Waiting for him to respond.

9:02

$betr rate rangers

Daniel Lewis

Let's get back to work.

🙏 💯 👍 🔥 ❤️

Today 9:00 PM

The team tells me you spend 80% of your time fighting me and 20% of your time on the company.

Perhaps try working, in the office, and issuing less false statements in press releases, and filing less lawsuits.

You can start right now by retracting the SDNY lawsuit and dropping the poison pill and getting me the stockholder list you have been withholding illegally from me.

I will stop posting anything negative about you or the board and just let the vote happen if you do that.

It will save the company $1mm per week. Ready to do that ?

7 4 1.6K

xhemi.ai @xhemi2023 · 17h

Also this is very sad: The Sept. 15 BETR short-interest is now 3,343,709 shares short. Isn’t that >50% tradeable float ?

1 · 2 · 170

Vishal Garg @vishal_better · 6h

Yes the shorts are making the bet that @danielsethlewis and the $betr board hunker down, lawyer up, spend all the money and then do a capital raise which the shorts can use to cover. You can stop them by Voting GREEN.


Vote the GREEN Consent Card | BETR S...

From betrvote.com

1 · 1 · 284



Howdy Doody @HowdyDoody_1966 · 16h

So let me get this straight: You believe that Daniel Lewis is happy to blow up the stock(his investment), just to get u out?

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Vishal Garg @vishal_better · 6h

That's exactly what he did. To his stock, his partner @pythianism stock, my stock, and everyone else. It's not about getting me out. It's about getting him in. And not short term but permanently. He wants to be the permanent CEO. I have already offered to have zero operational

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Vishal Garg in · 1st
Founder & Board Member, Better.com
22h ·

Thanks HousingWire Sarah Wolak for your coverage of Daniel Lewis
payoff for votes:
A spokesperson of Garg shared the following statement with HousingWire: "Daniel Lewis has a history of bribing people. He bribed the Board. He tried to bribe Vishal, but Vishal turned him down; and now he bribed a shareholder and former employee by settling a case with her that Better should have gotten a lot more for its shareholders in exchange for her changing her vote. This is corrupt and against the best interests of Better's investors."

Vote GREEN. End this nonsense.
https://lnkd.in/g277DHRX
Harit TalwarArnaud MassenetBhaskar Menon



Better committee opens probe as Garg pushes to oust five directors
housingwire.com

35 3 comments · 1 repost

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flyingarmadillo @flyingarman5 · 5m

Better's shareholder town hall meeting is happening next week; hear directly from Vishal about the plan, the leadership, and what comes next.

September 29, 11am ET
Join here:

zoom

Join our Cloud HD Video Meeting

From us06web.zoom.us

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